

hab and Company, P.A.

100 E. Sybelia Ave. Suite 130   *Certified Public Accountants*   Telephone 407-740-7311
Maitland, FL 32751   Email: pam@ohabco.com   Fax 407-740-6441

Report of Independent Registered Public Accounting Firm

Board of Directors and Management
M Barc Investment Group, Inc.

We have reviewed management's statements, included in the accompanying M Barc Investment Group, Inc. Exemption Report, in which (1) M Barc Investment Group, Inc. identified the following provisions of 17 C.F.R. § 15c3-3(k) under which M Barc Investment Group, Inc. claimed an exemption from 17 C.F.R. § 240.15c3-3: (2)(i) (the "exemption provisions") and (2) M Barc Investment Group, Inc. stated that M Barc Investment Group, Inc. met the identified exemption provisions throughout the most recent fiscal year without exception. M Barc Investment Group, Inc.'s management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about M Barc Investment Group, Inc.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Ohab and Company, PA

Ohab and Company, PA
Maitland, Florida
March 13, 2016